

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2014

<u>Via E-Mail</u>
Stephen Fraidin
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022

> **Re: Allergan Inc.**
> **PREN14A filed July 23, 2014**
> **Filed by Pershing Square Capital Management, L.P., et al.**
> **File No. 1-10269**

Dear Mr. Fraidin:

We have reviewed the filing listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. All defined terms in this letter have the same meaning as in your proxy statement.

<u>Preliminary Proxy Statement filed July 23, 2014</u>

1. We note the following statements on page 11 of the proxy statement:

    - "…the Company's unsubstantiated attacks on the value of Valeant's currency…;"
    - "…the disconnect between Mr. Pyott's criticizing Valeant's offer as inadequate…" and
    - "[Messrs. Ackman and Doyle's] webcast in which they highlighted the governance failings of Allergan…"

    Please revise your disclosure to express each of the statements above as an opinion or belief or to remove them from the proxy statement.

<u>Proposal 1, page 11</u>

2. We note your statement on page 12 with respect to ISS' recommendation against Mr. Gallagher's nomination as director at the 2014 annual meeting of shareholders. Please revise your disclosure to identify who "ISS" refers to. Please also include disclosure indicating that ISS has not yet issued a recommendation with respect to your proposal concerning the removal of a majority of Allergan's current directors.

<u>Proposal 2, page 12</u>

3. We note your statement on page 13 expressing your belief that the Group Nominees are "more likely than the incumbent Board, due to their independence, to support the proposed acquisition by Valeant." Please explain your use of the phrase "due to their independence." Identify the standard or definition of independence to which you refer and why you believe such "independence" supports your opinion that the Group Nominees are more likely to support the proposed acquisition than Allergan's current board.

4. Refer to page 14 of the proxy statement. Briefly explain why you believe the current special meeting procedures "deter participation by all but the largest shareholders." Your expanded disclosure should note how your proposed changes would eliminate this effect.

5. See our last comment above. On page 14, briefly expand to describe why you believe Allergan's current bylaw and charter provisions relating to the ability to call a special meeting "are cumbersome and fraught with ambiguity."

<u>Proposal 6, page 16</u>

6. Here and on the form of proxy, clarify whether this Proposal is conditioned on the adoption of Proposal 1.

7. We note your belief that "any expansion of the Board would be nothing more than a tactic by the incumbent board to disenfranchise you and delay your right to have a Board that advances your best interests." We are concerned that statements attributing improper motives are proscribed under Rule 14a-9. In addition, attributing motivations to Allergan's board should be avoided as you are not in a position to know Allergan's motivations. Please revise.

<u>Form of Proxy</u>

8. Please identify the form of proxy as preliminary.

9. Refer to the third paragraph in the text of the form of proxy. The discretionary authority conferred by the grant of a proxy is circumscribed to the matters listed in Rule 14a-

4(c)(3). Please revise the disclosure here, consistent with the limitations of Rule 14a-4(c)(3).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments or your filings in general, please contact Bryan Pitko at (202) 551-3203 or me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions